June 15, 2010
Via EDGAR
Mr. Jay Ingram
Legal Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E., Mail Stop 3720
Washington, D.C. 20549

Re:	Rent-A-Center, Inc.
Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”)
Filed February 26, 2010
Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”)
Filed April 5, 2010
File No. 000-25370
Dear Mr. Ingram:
     This letter sets forth the responses of Rent-A-Center, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 1, 2010 (the “Comment Letter”) with respect to the above-referenced filings. For the convenience of the Staff, we have set forth below, in boldface type, the number and text of each comment in the Comment Letter followed by the Company’s responses thereto.
Annual Report on Form 10-K
Item 15. Exhibits and Financial Statement Schedules, page 70
Exhibits, page 70
Exhibit 10.31, page 74
1.	We note that the filed agreement does not contain the corresponding schedules and exhibits. Please file a complete copy of the Third Amended and Restated Credit Agreement, including all schedules and exhibits thereto, with your next Exchange Act report.
Response: In response to the Staff’s comment, the Company will file a complete copy of the Third Amended and Restated Credit Agreement, including all schedules and exhibits thereto, with the Company’s Form 10-Q for the period ending June 30, 2010.

Mr. Jay Ingram
Securities and Exchange Commission
June 15, 2010

Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 17
General
2.	With respect to the annual cash and long-term equity incentive programs, please revise to include a detailed analytical discussion of the actual payouts awarded to each of the named executive officers. Describe how you used the achievement of the applicable performance objectives to derive the actual payouts.
Response: With respect to annual cash incentive programs, as discussed under “2009 Annual Base Salary Adjustments and 2009 Target Annual Incentive Compensation” on page 23 of the Proxy Statement, the Compensation Committee of the Board of Directors of the Company (the “Compensation Committee”) concluded, based upon the study by Hewitt Associates, LLC, a compensation consultant retained by the Compensation Committee, that the eligible bonus percentage for each of the Company’s named executive officers should be increased to more fully align the executive officer’s bonus potential with similarly situated officers at other comparable companies. Based upon that review and as discussed on page 23 of the Proxy Statement, the Compensation Committee increased the bonus potential as a percentage of base salary under the Company’s management bonus opportunity program (the “MBO Program”) to 60%, 50%, and 50% for Messrs. Fadel, Davis, and Korst, respectively. Under “MBO Program Compensation Determinations for 2009” on page 24 of the Proxy Statement, the Company disclosed that it achieved 107.8% of the target amount of pre-tax consolidated net income for fiscal year 2009, resulting in the payment of 130% of the target bonus amounts pursuant to the 2009 MBO program. The specific dollar amounts awarded to the Company’s eligible named executive officers as annual cash incentive bonuses for 2009 are included in the Summary Compensation Table under the column “Non-Equity Incentive Plan Compensation” on page 27 of the Proxy Statement. In response to the Staff’s comment and pursuant to discussions with the Staff, in future filings the Company will add additional disclosure setting forth the cash amount awarded to each eligible named executive officer under the MBO Program, and include a cross-reference to the Summary Compensation Table with respect to such amounts.
With respect to annual long-term equity incentive programs, the Company advises the Staff that, in accordance with the terms of the awards, there were no target performance-based award payouts in 2009 for awards made in 2009. As discussed under “Long-Term Incentive Compensation Award Grants in 2009” on page 25 of the Proxy Statement, the performance-based equity awards granted in 2009 are based upon the Company’s achievement of a three-year EBITDA target of $1.151 billion for the three-year period ending December 31, 2011. As a result, any payouts with respect to these performance-based awards will not be made until after the expiration of the three-year measurement period. In response to the Staff’s comment and pursuant to discussions with the Staff, in future filings the Company will include the EBITDA for each completed applicable fiscal year to provide investors with a better understanding of the likelihood of achieving the payout amounts, if any, with respect to such performance-based awards.

Mr. Jay Ingram
Securities and Exchange Commission
June 15, 2010

3.	We note your disclosure that your base salary, annual incentive compensation and long-term incentive compensation determinations are partially based on benchmarking to “similarly situated companies.” Please revise to clarify whether this reference throughout this section refers to the companies listed on page 19. Please use a term, such as the “Peer Group”, to clearly identify the group of companies you use as a basis for comparison for your compensation decisions.
Response: In response to the Staff’s comment, in future filings the Company will use a defined term such as the “Peer Group” to clearly identify any group of companies the Compensation Committee uses as a basis for comparison for compensation decisions.
Mr. Speese Annual Incentive Compensation, page 20
4.	Please revise to explain why you determined to structure Mr. Speese’s compensation differently from the other named executive officers.
Response: The Company advises the Staff that Mr. Speese’s compensation structure is primarily different from that of the other named executive officers in two respects: (1) Mr. Speese does not participate in the MBO program and (2) Mr. Speese is generally not granted long-term equity incentive awards.
With respect to Mr. Speese’s non-participation in the MBO program, as discussed under “Mr. Speese Annual Incentive Compensation” on page 20 of the Proxy Statement, Mr. Speese has an employment agreement with the Company pursuant to which the Compensation Committee has the authority to award a cash bonus to Mr. Speese in its discretion. Similar to prior years, in 2009 the cash bonus amount awarded to Mr. Speese as a percentage of his target cash bonus amount was determined consistent with the determination of the amount earned by the other eligible named executive officers under the MBO program. In determining whether Mr. Speese is awarded a cash bonus and if so, in what amount, the Compensation Committee reviews the Company’s financial performance for the relevant fiscal year, Mr. Speese’s past performance, total cash compensation necessary to retain top executive talent, and whether we attained the financial performance measure for the MBO program for our other senior executive officers, including our named executive officers. In future filings, the Company will include disclosure that Mr. Speese does not participate in the MBO program due to the Compensation’s Committee’s discretion under his employment agreement to award Mr. Speese a cash bonus.
As discussed under “Long-Term Incentive Compensation Award Grants in 2009” on page 25 of the Proxy Statement, the Compensation Committee has determined that a long-term incentive award granted to Mr. Speese should be a cash award containing substantially the same vesting schedule and requirements as those of the long-term incentive equity awards granted to the Company’s other named executive officers, due to Mr. Speese’s significant ownership of our common stock.

Mr. Jay Ingram
Securities and Exchange Commission
June 15, 2010

MBO Program Compensation Determinations for 2009, page 24
5.	Please disclose the MBO target bonus amount.
Response: The Company advises the Staff that the MBO target bonus amount for 2009 was set at $247.6 million of consolidated pre-tax net income, as set forth under “MBO Program – Company-Wide Financial Performance Goal” and “MBO Program Compensation Determinations for 2009” on pages 23 and 24, respectively, of the Proxy Statement. In response to the Staff’s comment, in future filings the Company will include a cross-reference to the Grants of Plan-Based Awards Table for the potential value of the payouts with respect to the annual cash incentive bonuses for each eligible named executive officer if the threshold, target and performance levels are achieved.
Mr. Speese 2009 Cash Bonus, page 24
6.	Please disclose the individual contributions you considered in determining to increase Mr. Speese’s cash bonus amount from 80% to 130% of his base salary. See Item 402(b)(2)(vii) of Regulation S-K.
Response: The Company advises the Staff that, as discussed under “Mr. Speese 2009 Cash Bonus” on page 24 of the Proxy Statement, Mr. Speese’s target cash bonus amount for 2009 was 80% of his base salary and the Compensation Committee determined Mr. Speese should receive a cash bonus equal to 130% of this target cash bonus amount (i.e. 130% of 80%). In reaching this determination, the Compensation Committee considered the level of achievement of the financial performance target set with respect to the 2009 MBO Program, which resulted in the other named executive officers receiving a payment equal to 130% of their targeted bonus amounts as well. The Compensation Committee has the discretion to increase or decrease Mr. Speese’s target cash bonus amount, but did not identify material factors that it believed would merit such an adjustment. In future filings, the Company will clarify this decision-process, and, if the Compensation Committee takes Mr. Speese’s individual contributions into account, the Company will disclose the individual contributions that were taken into account by the Compensation Committee.
Long-Term Incentive Compensation Award Grants in 2009, page 25
7.	Please disclose in this section the target performance-based award payout.
Response: In response to the Staff’s comment, the Company advises the Staff that there were no target performance-based award payouts for 2009. As discussed under “Long-Term Incentive Compensation Award Grants in 2009” on page 25 of the Proxy Statement, the performance-based equity awards granted in 2009 are based upon the Company’s achievement of a three-year EBITDA target of $1.151 billion for the three-year period ending December 31, 2011. As a result, any payouts with respect to these performance-based awards will not be made until after the expiration of the three-year measurement period. In response to the Staff’s comment, in future filings the Company will include a cross-reference to the Grants of Plan-Based Awards Table for the potential amount of the payouts with respect to the restricted stock unit awards to be received by

Mr. Jay Ingram
Securities and Exchange Commission
June 15, 2010

each eligible named executive officer if the threshold, target and performance levels are achieved.
Related Person Transactions, page 45
8.	Please disclose whether your policies and procedures are in writing. See Item 404(b)(1)(iv) of Regulation S-K.
Response: The Company confirms that its policies and procedures with respect to related party transactions are in writing. In response to the Staff’s comment, in future filings the Company will specifically state that such policies and procedures are in writing.
     In addition, pursuant to your request, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
******
     Should any member of the Staff have any questions or additional comments regarding the Company’s responses to the Staff’s comments set forth above, please do not hesitate to call Dawn Wolverton in the Company’s legal department at (972) 801-1160, or by facsimile at (972) 801-1476.

Sincerely,
/s/ Robert D. Davis
Robert D. Davis
Executive Vice President, Chief Financial Officer and Treasurer Rent-A-Center, Inc.

cc:	Chambre Malone, Securities and Exchange Commission Dawn M. Wolverton, Rent-A-Center, Inc. James R. Griffin, Fulbright & Jaworski L.L.P.